August 8, 2014

PRIVATE & CONFIDENTIAL

The Board of Directors of Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
United States

Attention: David H. Watkins, Chairman of the Board of Directors
James K.B. Hesketh, Chief Executive Officer

Dear Sirs:

Pursuant to our recent discussions, Waterton Precious Metals Fund II Cayman, LP (the "**Purchaser**") hereby subscribes for and agrees to purchase from Atna Resources Ltd. ("**Atna**"), and Atna hereby agrees to issue to the Purchaser, 15,380,000 units of Atna ("**Units**") on a private placement basis at a price of C$0.13 per Unit, for an aggregate subscription price of C$1,999,400 (the "**Purchase Price**") (such private placement transaction, the "**Transaction**"). Each Unit shall be comprised of (i) one common share of Atna (each, a "**Common Share**") and (ii) one share purchase warrant of Atna (each whole warrant, a "**Warrant**"). Each whole Warrant shall entitle the Purchaser to acquire, on payment of C$0.18, one Common Share (each, an "**Underlying Share**"), subject to customary adjustments, at any time during the period commencing on the Closing Date (as defined herein) and ending on the third anniversary of the Closing Date. As used in this Agreement, "**Purchased Securities**" means the Common Shares and Warrants comprising the Units and the Underlying Shares, collectively or individually, as the context requires.

1. **Delivery and Payment.**

The closing of the Transaction (the "**Closing**") will take place on the second business day following the date that the Toronto Stock Exchange (the "**TSX**") has approved the listing of the Common Shares to be purchased hereunder, and the Underlying Shares issuable upon exercise of the Warrants to be purchased hereunder, in each case subject only to customary conditions (such date, the "**Closing Date**"), at 9:00 a.m. (Vancouver time) at the offices of the Purchaser; or at such other time and date or such other place as may be agreed upon orally or in writing by the parties. At Closing, and as a condition to the Purchaser's obligations hereunder, Atna shall deliver to the Purchaser: (a) certificates representing the Common Shares and Warrants purchased hereunder registered in the name of the Purchaser or as the Purchaser may otherwise direct in writing against payment by the Purchaser of the Purchase Price; and (b) a certificate of Atna, signed on behalf of Atna, without personal liability, by a senior officer of Atna, addressed to the Purchaser and dated the Closing Date certifying that the representations and warranties of Atna set forth in this

Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by Atna as at the Closing Date, and that all other representations and warranties of Atna set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by Atna as at the Closing Date. The certificate representing the Warrants shall contain substantially the same terms as the warrant certificate of Atna previously issued to the Purchaser for the 10,000,000 existing share purchase warrants of Atna currently held by the Purchaser (the "**Existing Warrants**"), and in any event, shall be satisfactory in form and in substance to the Purchaser, acting reasonably.

The Purchaser and Atna agree that if Closing has not occurred on or prior to September 22, 2014, then either the Purchaser or Atna may terminate this Agreement, except that the right to terminate this Agreement will not be available to a party whose breach of this Agreement has been the cause of, or resulted in, the failure of Closing to occur by such date. If this Agreement is properly terminated pursuant to the foregoing, then there shall be no further liability of the parties hereunder. Nothing in this Section 1 will relieve any party from liability for any breach of this Agreement.

2. TSX Approval

Atna agrees to use its reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transaction as soon as practicable, including using its reasonable commercial efforts to obtain and maintain all approvals required to be obtained from any domestic or foreign federal, provincial, state, municipal or other governmental body or other regulatory authority, including any securities regulatory authority and the TSX, or other third party. Atna will cooperate with the Purchaser in obtaining all such approvals and consents, including the approval of the TSX, and will keep the Purchaser informed on a timely basis with respect to all such approvals and consents.

3. Restriction on Exercise

The Purchaser agrees and covenants that, notwithstanding the terms of the Warrants and the Existing Warrants, neither the Warrants nor the Existing Warrants shall be exercisable by the Purchaser, and the Purchaser shall not have any right to acquire any Common Shares pursuant to the Warrants or the Existing Warrants, from the date of this Agreement until the date that is 130 days following the date of this Agreement.

In the event that during the period commencing on the date of this Agreement and ending on the 130th day following the date of this Agreement any of the following events occurs, Section 3 of this Agreement shall automatically terminate and be of no further force and effect:

(a) Atna approves or enters into or announces the approval or entering into, of an agreement, transaction or proposal with a person (a "**Supported Acquiror**") other than the Purchaser, a person under common control with the Purchaser or a person acting jointly or in concert with the foregoing having as its object the acquisition, directly or indirectly, of: (i) such number

of the outstanding Common Shares as would, when added to the shareholdings of the Supported Acquiror, a person under common control with the Supported Acquiror or a person acting jointly or in concert with the foregoing, constitute 50% or more of the outstanding Common Shares; or (ii) all or substantially all of the assets of the Company;

(b) a third party publicly announces a bona fide take-over bid to the Company's shareholders for more than 50% of the outstanding Common Shares; or

(c) a third party enters into an agreement or binding letter of intent to acquire, or acquires, beneficial ownership of more than 50% of the Common Shares.

4. Standstill.

Atna agrees that it will not, for a period commencing on the date of this Agreement and ending 90 days after the Closing Date, directly or indirectly, issue or announce its intention to issue, or negotiate or enter into an agreement to issue, any Common Shares, or financial instruments convertible or exercisable into Common Shares, whether on a public or private placement basis, except in conjunction with (i) the Transaction, or (ii) the exercise of convertible instruments of Atna in effect and publicly disclosed as of the date hereof, without the prior written consent of the Purchaser.

5. Purchaser's Acknowledgements.

The Purchaser covenants to execute and deliver all documentation as may be required to be executed and delivered by it pursuant to applicable securities laws in connection with the Transaction. The Purchaser acknowledges that:

(a) the Purchased Securities are subject to resale restrictions under applicable securities laws;

(b) the certificates representing the Purchased Securities will bear the following legends:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE]"**
>
> **"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX.";**

(c) the Purchased Securities are being offered on a "private placement" basis;

(d) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Securities; and

(e) there are restrictions on the Purchaser's ability to resell the Purchased Securities, and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Purchased Securities.

6. **Purchaser's Representations and Warranties.**

The Purchaser hereby represents and warrants to Atna, and acknowledges that Atna is relying upon such representations and warranties in connection with the issue and sale of the Purchased Securities, that:

(a) **Organization and Good Standing.** It is duly formed and validly existing under the laws of the Cayman Islands.

(b) **Due Authorization.** The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby are within its power and have been duly authorized, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby; and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c) **Principal.** The Purchaser is an "accredited investor" within the meaning of National Instrument 45-106 and is purchasing the Purchased Securities as principal for its own account.

(d) **Sufficient Funds.** The Purchaser will have on the Closing Date sufficient funds on hand to pay in full the Purchase Price.

7. **Representations and Warranties of Atna.**

Atna represents and warrants to the Purchaser, and acknowledges that the Purchaser is relying upon such representations and warranties in purchasing the Purchased Securities, that: [NTD: Jim, I confirm my understanding that you will review the Atna reps and warranties and add any qualifications necessary to make the accurate.]

(a) **Organization and Good Standing.** Each of Atna and its subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all corporate filings under the

laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it.

(b) **Due Authorization.** The execution, delivery and performance by Atna of this Agreement and the consummation by Atna of the transactions contemplated hereby are within the powers of Atna and have been duly authorized by all corporate action required on the part of Atna, and no other proceedings on the part of Atna are necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Atna and constitutes a legal, valid and binding agreement of Atna enforceable against Atna in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c) **Purchased Securities.** No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other governmental authority having jurisdiction is in effect, pending or (to the best of Atna's knowledge) threatened that restricts any trades in any securities of Atna including any cease trade orders; (ii) the authorized capital of Atna consists of an unlimited number of Common Shares, of which as of the date hereof there are 191,239,463 Common Shares issued and outstanding and 21,912,936 Common Shares reserved for issuance pursuant to the exercise of all outstanding securities that are exercisable for, or convertible into, Common Shares; (iii) the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and Atna is in compliance in all material respects with all of the listing conditions of the TSX; (iv) the Common Shares to be sold pursuant to this Agreement have been duly authorized for issuance and sale by all necessary action on the part of Atna and, when issued and delivered by Atna against payment of the consideration therefor pursuant to this Agreement will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Atna; (v) the Warrants to be sold pursuant to this Agreement have been authorized for creation and issuance by all necessary corporate action on the part of Atna and will be enforceable by the Purchaser in accordance with their terms; (vi) the Underlying Shares issuable upon exercise of the Warrants to be sold pursuant to this Agreement have been duly reserved and authorized for issuance and sale by all necessary action on the part of Atna and, when issued and delivered by Atna against payment of the consideration therefor

pursuant to the terms of the Warrants will have been validly issued, will be outstanding as fully paid and non-assessable and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by Atna.

(d) **Non-Contravention.** The execution, delivery and performance by Atna of this Agreement and the consummation by Atna of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of Atna or any of its subsidiaries, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable law, or (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Atna or any of its subsidiaries is entitled under any provision of any contract to which Atna or any of its subsidiaries is a party or by which it or any of its properties or assets may be bound.

(e) **Compliance with Laws.** Except as publicly disclosed by Atna prior to the date hereof, Atna and its subsidiaries are and have been in material compliance with, and conduct their businesses in conformity with, all applicable laws in all material respects.

(f) **No Violation or Default.** Other than as publicly disclosed by Atna prior to the date hereof, neither Atna nor any of its subsidiaries is (i) in violation of its constating documents; or (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which Atna or any of its subsidiaries is a party or by which Atna or any of its subsidiaries is bound or to which any of the property or assets of Atna or any of its subsidiaries is subject that is material to Atna and its subsidiaries, on a consolidated basis.

(g) **Legal Proceedings.** Except as publicly disclosed by Atna prior to the date hereof, there are no material legal, governmental or regulatory investigations, actions, suits or proceedings pending to which Atna or any of its subsidiaries is or may be a party or to which any property of Atna or any of its subsidiaries is or may be the subject, and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of Atna, contemplated by any governmental authority or threatened by others.

(h) **Continuous Disclosure.** Atna has, in accordance with applicable laws, filed with securities regulatory authorities and the TSX, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other

stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with securities regulatory authorities and the TSX, as applicable, since January 1, 2013 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the "**Atna Public Documents**"). The Atna Public Documents (i) at the time filed did not, and (ii) as of the date hereof (taken as a whole after giving effect to all filings made prior to the date hereof), do not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Atna has not filed any confidential material change report with any of the securities regulatory authorities, the TSX, or any other self-regulatory authority that remains confidential.

(i) **Financial Statements.** The audited consolidated financial statements and the related notes thereto of Atna and its consolidated subsidiaries for the years ended December 31, 2013, 2012 and 2011 and interim consolidated financial statements and the related notes thereto of Atna and its consolidated subsidiaries for the three and six months ended June 30, 2014 (collectively, the "**Financial Statements**") comply in all material respects with the applicable requirements of Canadian securities laws and present fairly the financial position of Atna and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified, and have been prepared in conformity with Canadian generally accepted accounting principles, in each case applied on a consistent basis throughout the periods covered thereby. None of Atna or its subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which have been publicly disclosed by Atna prior to the date hereof.

(j) **Title to Real and Personal Property.** Except as publicly disclosed by Atna prior to the date hereof, Atna and its subsidiaries have good and marketable, in the case of real property, and valid, in the case of personal property, title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property (including mining licenses, claims, mineral or exploration concessions, extraction and other mineral property rights, and leases, subleases, or surface use agreements for real property and mining interests) that are used or held by Atna and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by Atna and its subsidiaries, or (ii) have been granted in connection with Atna's outstanding credit agreements and other applicable debt obligations, in each case as publicly disclosed by Atna.

(k) **Compliance with Environmental Laws.** Except as publicly disclosed by Atna prior to the date hereof, Atna and its subsidiaries (i) are in material compliance with any and all applicable laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "**Environmental Laws**"); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants.

(l) **Licenses and Permits.** Except as publicly disclosed by Atna prior to the date hereof, Atna and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate governmental authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses; and neither Atna nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

8. Survival of Representations and Warranties

The Purchaser and Atna agree that the representations and warranties made by each of them in this Agreement, including pursuant to Sections 6 and 7 of this Agreement, and in any certificate delivered pursuant hereto, shall survive until the end of the second anniversary of the Closing Date.

9. Governing Law.

The Purchaser and Atna agree that this Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Purchaser and Atna irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

10. Entire Agreement.

The Purchaser and Atna agree that this Agreement, contains, for good and valuable consideration, the entire agreement of the Purchaser and Atna relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Purchaser and Atna.

11. **Expenses.**

The Purchaser and Atna agree that all costs and expenses (including the fees and disbursements of legal counsel and other professional advisors) incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the party incurring such expenses.

12. **Enurement.**

The Purchaser and Atna agree that this Agreement is binding upon and enures to the benefit of the Purchaser and Atna and their respective successors and permitted assigns.

13. **Severability.**

The Purchaser and Atna agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

14. **Interpretation.**

The Purchaser and Atna agree that in this Agreement: (a) "including" means including without limitation; (b) words importing the singular number only shall include the plural and vice versa and words importing any gender shall include all genders; (c) if a word or phrase is defined, its other grammatical forms have a corresponding meaning; (d) the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement's interpretation; and (e) all amounts in this Agreement referred to by "C$" mean Canadian currency.

15. **Further Assurances.**

Each of the parties upon the request of the other, whether before or after Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

16. **Time of Essence.**

The Purchaser and Atna agree that time is of the essence in this Agreement.

17. **Counterparts.**

The Purchaser and Atna agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature page follows.]

18. Acceptance.

If the foregoing accurately reflects your understanding of our agreement, please sign in the space provided below and return it to us by no later than August 8, 2014, failing which it shall immediately become null and void.

Yours truly,

WATERTON PRECIOUS METALS FUND II CAYMAN, LP

By: ______________________
Name: Kamel Toor
Title: General Counsel of the GP to the Purchaser.

Agreed as of this 8th day of August, 2014.

ATNA RESOURCES LTD.

By: ______________________
Name: James Hesketh
Title President & CEO